FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                        For the month of September 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                      HSBC TO FORM CREDIT CARD PROCESSING
                            JV WITH GLOBAL PAYMENTS

The Hongkong and Shanghai Banking Corporation Limited has entered into an agreement with Global Payments Inc. to establish a joint venture to expand the companies' credit card merchant acquiring businesses in Asia.

Under the agreement, HSBC will transfer its existing credit card merchant acquiring businesses in 10 countries and territories in Asia to the new company. HSBC will retain a 44 per cent interest in the joint venture and will transfer the remaining 56 per cent in the new company to Global Payments for a consideration of US$67.2 million. The deal is subject to regulatory approvals and certain conditions.

Global Payments is one of the largest payment processing providers in the world, offering transaction processing products and services that manage, support and speed up the processing of funds and payment information. Global Payments has offices in the US, UK, Europe, Canada and Mexico and assets totalling US$853 million at 31 May 2005.

Michael Smith, President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation, said: "This is a good opportunity to join forces with Global Payments. The joint venture will have the benefit of HSBC's large and extensive footprint in the region as well as Global Payments' technological expertise. We believe this is a powerful combination."

Paul R Garcia, Chairman, President and Chief Executive Officer of Global Payments, said: "We are thrilled that HSBC, one of the world's most respected financial institutions, has agreed to partner with Global Payments in the Asia-Pacific region. The region has incredible growth opportunities for credit and debit card payment processing, especially in mainland China and India. This strategic transaction heralds a promising new chapter in our company's history."

Upon completion, expected within 12 months, HSBC's merchant acquiring operations in 10 Asia-Pacific countries and territories will be migrated to the joint venture as and when local regulations allow and subject to regulatory approvals. The countries and territories covered by the agreement are Brunei, the Hong Kong SAR, India, the Macau SAR, mainland China, Malaysia, Maldives, Singapore, Sri Lanka and Taiwan.

Headquartered in Hong Kong, the new company will have an initial complement of about 100 employees providing services to an existing base of over 40,000 service outlets.

The board for the new company will comprise three directors from Global Payments and two from HSBC. Under the terms of the agreement, HSBC has agreed to marketing alliances with the joint venture company for up to 10 years in each of the 10 countries and territories involved. Under the marketing alliances, HSBC will exclusively refer new card merchant clients to the new company for payment processing services in the markets covered by the joint venture.

Notes to editors:

1. The Hongkong and Shanghai Banking Corporation Limited
The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 9,700 offices in 77 countries and territories and assets of US$1,467 billion at 30 June 2005, is one of the world's largest banking and financial services organisations.

2. Global Payments Inc.
Global Payments Inc. is a leading provider of electronic transaction processing services for consumers, merchants, independent sales organisations, financial institutions, government agencies and multinational corporations located throughout the US, Canada, Latin America and Europe. Global Payments offers a comprehensive line of processing solutions for credit and debit cards, business-to-business purchasing cards, gift cards, electronic cheque conversion and cheque guarantee, cheque verification and recovery, as well as terminal management. The company also provides consumer money transfer services from the US and Europe to destinations in Latin America, Morocco and the Philippines.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  08 September 2005